News Release

Investors, analysts and other interested parties can access Brascan’s 2005 First Quarter Results as well as the Shareholders’ Letter and Supplemental Financial Information on Brascan’s web site under the Investor Centre/Financial Reports and Investor Presentations section at www.brascancorp.com.

The 2005 First Quarter Results conference call can be accessed via webcast on April 29, 2005 at 2:30 p.m. EST at www.brascancorp.com or via teleconference at 1-800-240-5124, toll free in North America. For overseas calls please dial 507-726-3506, at approximately 2:20 p.m. EST. The teleconference taped rebroadcast can be accessed at 1-800-807-5189.

BRASCAN REPORTS RECORD CASH FLOW FROM OPERATIONS AND NET INCOME

•	CASH FLOW FROM OPERATIONS PER SHARE INCREASED 27%
•	NET INCOME PER SHARE INCREASED 11%

TORONTO, April 29, 2005 – Brascan Corporation (TSX/NYSE: BNN) today announced record operating results for the first quarter ended March 31, 2005. Cash flow from operations totalled $173 million and net income increased to $165 million, compared with $136 million and $145 million, respectively for 2004. Cash flow from operations on a per share basis increased by 27%, and net income increased 11%.

US$ millions	For the three months ended March 31

(except per share amounts)	2005	2004

Net Income	$165	$145
- per share	$0.59	$0.53
Cash flow from operations	$173	$136
- per share	$0.62	$0.49

Bruce Flatt, President and Chief Executive Officer of Brascan commented: “We made operational and financial progress in all of our operations during the first quarter. In particular, the contribution from our power operations grew substantially as a result of productivity enhancements, and new facilities added to our portfolio. Our property operations also continued to benefit from strong fundamentals in each of our core markets.”

Dividend Declaration

On April 28, 2005, the Board of Directors declared a dividend of US$0.15 per Class A Share, payable on August 31, 2005, to shareholders of record as at the close of business on August 1, 2005.

Information on Brascan’s common and preferred share dividends can be found on Brascan’s web site under Investor Centre/Stock Information.

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2005 First Quarter Results	1

Additional Information

The Letter to Shareholders and the company’s Supplemental Financial Information for the three months ended March 31, 2005 contains further information on the company’s strategy, operations and financial results. These documents are available on the company’s web site.

Brascan Profile

Brascan Corporation is an asset management company. With a focus on property, power and infrastructure assets, the company currently has over $40 billion of assets owned and under management. This includes 70 premier office properties and nearly 130 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbol BNN and BNN.LV.A, respectively.

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse
Senior Vice-President
Investor Relations and Communications
Tel:  416-369-8246    e-mail:   kvyse@brascancorp.com

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CONSOLIDATED STATEMENT OF INCOME

(Unaudited)	Three months ended March 31
US$ millions, except per share amounts	2005	2004[2]

Total revenues and gains	$992	$768

Net operating income
Property	228	214
Power generation	141	74
Funds management	82	54
Investment income and other	31	25

	482	367
Expenses
Interest expense	199	147
Current income taxes	16	8
Other operating costs	27	18
Minority share of net income before the following	83	74

	157	120
Depreciation and amortization	(77)	(56)
Future income taxes and other provisions	(46	(43)
Minority share of the foregoing items	28	28
Equity accounted income from investments	103	96

Net income	$165	$145

Net income per common share
Diluted	$0.59	$0.53
Basic	$0.61	$0.54

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended March 31
US$ millions	2005	2004[2]

Income before non-cash items.	$157	$120
Dividends from Noranda Inc.	12	11
Dividends from Norbord Inc.	4	5

Cash flow from operations	$173	$136

See accompanying notes

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CONSOLIDATED BALANCE SHEET

(Unaudited)	March 31	December 31
US$ millions	2005	2004[2]

Assets
Operating assets
Property	$10,040	$9,289
Power generation	3,370	3,048
Funds management	3,475	3,375

	16,885	15,712
Cash and cash equivalents	544	404
Securities	861	996
Accounts receivable and other	2,918	1,551
Investment in Noranda	1,403	1,344

	$22,611	$20,007

Liabilities
Corporate borrowings	$1,644	$1,675
Non-recourse borrowings
Property specific mortgages	7,269	6,045
Other debt of subsidiaries	2,478	2,373
Accounts payable and other liabilities	3,838	2,719
Capital securities	1,536	1,548
Shareholders' interests
Minority interests of others in assets	1,845	1,780
Preferred equity	590	590
Common equity	3,411	3,277

	$22,611	$20,007

Note 1

The press release and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan’s results. In addition, the consolidated balance sheet above presents the company’s cost accounted investment in Canary Wharf Group, plc as part of its property operations, consistent with management’s determination of business segments, whereas it is included in “Funds Management” in the company’s interim report to shareholders.

Note 2

Certain convertible preferred shares and preferred securities have been reclassified as capital securities in accordance with changes in accounting guidelines. This has also resulted in conforming changes to dividends paid, interest expense, foreign exchange gains and retained earnings.

Note: This press release and attachments contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward- looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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